

October 15, 2015

Mail Stop 4631

<u>Via Facsimile</u>
Timothy S. Patterson
Chief Financial Officer
CTI Industries Corporation
22160 N. Pepper Road
Lake Barrington, Illinois 60010

> **Re:** **CTI Industries Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 30, 2015**
> **Response Letter Dated October 7, 2015**
> **File No. 0-23115**

Dear Mr. Patterson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Controls and Procedures, page 30

1. Given that you revised your audit opinion and financial statements for Flexo Universal, S.A. DE C.V., please tell us how you have reconsidered the conclusions on the effectiveness of your disclosure controls and procedures and internal controls over financial reporting for the year ended December 31, 2014.

Exhibit 99.1

Flexo Univeral, S.A. DE C.V. Financial Statements

Audit Report, page 3

2.   We note that your audit report opines on statements of comprehensive income, but not your statements of operations. However, it does not appear that you have presented statements of comprehensive income. Please include statements of comprehensive income as necessary, and obtain a revised audit report from your auditors which opines on your statements of operations and statements of comprehensive income, if they are presented, in the introductory paragraph.

       You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please call me at (202) 551-3355 with any other questions.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Branch Chief
                                        Office of Manufacturing and
                                        Construction